Exhibit 99.1

ANNOUNCEMENT IN THE MATTERS OF SCHEMES OF ARRANGEMENT UNDER SECTION 86 OF THE
COMPANIES LAW (2016 REVISION) OF THE CAYMAN ISLANDS RELATING TO DRILLSHIPS FINANCING
HOLDING INC., OCEAN RIG UDW INC., DRILL RIGS HOLDINGS INC. AND DRILLSHIPS OCEAN VENTURES INC.
(EACH IN PROVISIONAL LIQUIDATION)

July 21, 2017, Grand Cayman, Cayman Islands – Ocean Rig UDW Inc. (NASDAQ: ORIG) ("Ocean Rig" or "UDW" or the "Company") an international contractor of offshore deepwater drilling services, today announced that the Grand Court of the Cayman Islands (the "Court") has directed that four separate meetings (the "Scheme Meetings") be convened of certain creditors of Drillships Financing Holding Inc. ("DFH"), Ocean Rig UDW Inc. ("UDW"), Drill Rigs Holdings Inc. ("DRH") and Drillships Ocean Ventures Inc. ("DOV") (each in provisional liquidation) (each a "Company" and together, the "Companies") for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement (together the "Schemes") in respect of each Company pursuant to section 86 of the Companies Law (2016 Revision) of the Cayman Islands (the "Companies Law") proposed to be made between each of the Companies and their respective Scheme Creditors.
Scheme Creditors
The Scheme Creditors are as follows:
UDW Scheme Creditors
•	the persons with a beneficial interest as principal in the 7.25 per cent senior unsecured notes due 30 April 2019 issued by UDW pursuant to an indenture dated 26 March 2014 (the "2019 Notes");
•
the lenders of record under the DFH credit facility dated 12 July 2014 having guarantee claims against UDW pursuant to the terms of the DFH guarantee agreement dated 12 July 2013 (the "DFH Credit Facility");

•
the lenders of record under the DOV credit facility dated 25 July 2014 having guarantee claims against UDW pursuant to the terms of the DOV guarantee agreement dated 25 July 2014 (the "DOV Credit Facility"); and

•
the persons with a beneficial interest as principal in the 6.5 per cent senior secured notes due 1 October 2017 issued by DRH having guarantee claims against UDW pursuant to the terms of the DRH indenture dated 20 September 2012 (the "2017 Notes").

DRH Scheme Creditors
•	the persons with a beneficial interest as principal in the 2017 Notes.

DFH Scheme Creditors
•	the lenders of record under the DFH Credit Facility.
DOV Scheme Creditors
•	the lenders of record under the DOV Credit Facility.
Location of Scheme Meetings
Each of the Scheme Meetings will be held at the offices of Maples and Calder, Ugland House, South Church Street, George Town, Cayman Islands on 11 August 2017 at the following times:
•	UDW: 10 a.m. (Cayman Islands time);
•	DFH: 10:30 a.m. (Cayman Islands time) or as soon thereafter as the UDW meeting is complete;
•	DOV: 11 a.m. (Cayman Islands time) or as soon thereafter as the DFH meeting is complete; and
•	DRH: 11:30 a.m. (Cayman Islands time) or as soon thereafter as the DOV meeting is complete;
at which places and times all Scheme Creditors as of the record date of 5:00 p.m. (Cayman Islands time) on 10 August 2017 will be entitled to vote.  All Scheme Creditors are requested to attend and attendance and voting at the Scheme Meetings can be in person or by proxy in accordance with the voting instructions set out in the Explanatory Statement.  A telephone dial-in facility will be made available for those Scheme Creditors who have submitted proxy forms.  Scheme Creditors will be able to obtain the telephone dial-in details for the Scheme Meeting from the Information Agent (contact details below) and can request these up to the Submission Deadline (being 5:00 p.m. (Cayman Islands time) on 9 August 2017).
Copies of the Explanatory Statement
Any person entitled to attend the Scheme Meetings can obtain a copy of the relevant Scheme(s) of Arrangement, together with the relevant form of proxy and an explanatory statement explaining the effect of the Schemes of Arrangement (the "Explanatory Statement") on request to the Information Agent by calling +1 855-631-5346 (toll-free US and Canada) or +1 917-460-0913 (International) or by email to oceanrigteam@primeclerk.com, or on request to the Joint Provisional Liquidators (the "JPLs") by calling +44 20 7098 7400 or +1 345 946 0081 or by email to Oceanrig@alixpartners.com or Oceanrig@kaloadvisors.com. A copy of the Explanatory Statement, which contains the Schemes of Arrangement, together with the relevant voting forms has been made available to the Scheme Creditors through the Information Agent website at https://cases.primeclerk.com/oceanrig. Notice of the Scheme Meetings has been sent to the Administrative Agents in respect of the DOV Credit Facility and the DFH Credit Facility respectively, and the Indenture Trustees in respect of the 2019 Notes and 2017 Notes respectively. In addition, notice has also been sent through the clearing systems in respect of the 2019 and 2017 Notes respectively and to those parties which have registered with the Information Agent as a Scheme Creditor.

Sanction Hearing
If approved at the Scheme Meetings, the Schemes of Arrangement will be subject to subsequent applications seeking the sanction of the Court, which shall be heard at 10 a.m. (Cayman Islands time) on 4 September 2017 or as soon as practicable thereafter as they may be heard.
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George Economou, Chairman & CEO commented:
"It has taken a lot of hard work to get to this stage and we thank the various stakeholders involved. We are confident that the creditors will support the Schemes and we look forward to moving forward with the restructuring."
Simon Appell on behalf of the JPLs of the Scheme Companies commented:
"The JPLs are pleased that the Scheme Creditors will have the opportunity to consider and vote on the proposed schemes at the meetings scheduled for 11 August 2017."

About Ocean Rig UDW Inc.
Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry.
Ocean Rig's common stock is listed on the NASDAQ Global Select Market where it trades under the symbol "ORIG."
Our registered office is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.  Visit the Company's website at www.ocean-rig.com.
Forward-Looking Statements
Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.
Forward-looking statements relate to Ocean Rig's expectations, beliefs, intentions or strategies regarding the future.  These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should," "seek," and similar expressions.  Forward-looking statements reflect Ocean Rig's current views and assumptions with respect to future events and are subject to risks and uncertainties.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in Ocean Rig's records and other data available from third parties.  Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Ocean Rig's control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained herein.  Actual and future results and trends could differ materially from those set forth in such statements.
Important factors that, in Ocean Rig's view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to (i) our ability to come to a satisfactory resolution with our creditors regarding a restructuring of our debt and to successfully conclude such a restructuring; (ii) the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs, commodity prices, effects of new rigs and drillships on the market and effects of declines in commodity process and downturns in the global economy on the market outlook for our various geographical operating sectors and classes of rigs and drillships; (iii) hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iv) newbuildings, upgrades, and shipyard and other capital projects; (v) changes in laws and governmental regulations, particularly with respect to environmental matters; (vi) the availability of competing offshore drilling vessels; (vii) political and other uncertainties, including risks of terrorist acts, war and civil disturbances; piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (viii) the performance of our rigs; (ix) our ability to procure or have access to financing and our ability comply with covenants in documents governing our debt; (x) our substantial leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future; (xi) our ability to successfully employ our drilling units; (xii) our capital expenditures, including the timing and cost of completion of capital projects; (xiii) our revenues and expenses; (xiv) complications associated with repairing and replacing equipment in remote locations; and (xv) regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activities. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.
Risks and uncertainties are further described in reports filed by Ocean Rig with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F.

CONTACT DETAILS
In case of any enquiries, please contact one of the advisors below:

INFORMATION AGENT

Prime Clerk LLC
Ocean Rig Processing c/o Prime Clerk LLC
830 Third Avenue, 3rd Floor
New York, NY 10022
Tel: +1 855-631-5346 (toll-free US and Canada)
       +1 917-460-0913 (International)
Email: oceanrigteam@primeclerk.com

JOINT PROVISIONAL LIQUIDATORS
Eleanor G. Fisher Kalo (Cayman) Limited 38 Market Street 2nd Floor Suite 4208 Camana Bay Grand Cayman KY1-9006 Cayman Islands Email: EFisher@kaloadvisors.com	Simon Appell AlixPartners Services UK LLP 6 New Street Square London EC4A 3BF United Kingdom Email: Sappell@alixpartners.com